SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE
 INCLUDED IN STATEMENTS FILED
PURSUANT
TO RULES
13d-1(b)(c), AND (d) AND
AMENDMENTS THERETO
FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. ) *


EndoChoice Holdings,
 Inc.
(Name of Issuer)
 Common Stock
(Title of Class
of Securities) 29272U103
(CUSIP Number)
 December 31, 2015
(Date of Event
 Which Requires Filing of this
 Statement)

Check the
appropriate box to
designate the
 rule pursuant
 to which this
 Schedule is filed:


Rule 13d-1(b)


Rule 13d-1(c)


Rule 13d-1(d)
 (Page 1 of 10 Pages)


The remainder
of this cover
page shall
be filled out for
 a reporting person's
 initial filing
 on this form with
respect
 to the subject
 class of securities,
and for any subsequent
amendment containing
information which
 would alter the disclosures
provided in a prior
cover page.
The information required
 in the remainder of
this cover page
 shall not be deemed
to be "filed"
for the purpose of
 Section 18 of the Securities
Exchange Act of 1934
or otherwise subject
 to the
liabilities of that
 section of the Act
 but shall
 be subject to all
 other provisions of the Act
(however, see the
Notes).
1.  NAME OF REPORTING
PERSONS I.R.S. IDENTIFICATION
 NO. OF ABOVE PERSONS
 (ENTITIES ONLY)
 Envest III, LLC
2.  CHECK THE
APPROPRIATE BOX IF A MEMBER OF
A GROUP* (a)  (b)
3.  SEC USE ONLY
4.  CITIZENSHIP OR
PLACE OF ORGANIZATION
 Virginia
NUMBER OF  5.  SOLE
VOTING POWER 0
SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH  6.  SHARED
 VOTING POWER 1,771,059 (1)
7.  SOLE DISPOSITIVE
POWER 0
8.  SHARED DISPOSITIVE
POWER 1,771,059 (1)
9.  AGGREGATE AMOUNT
 BENEFICIALLY OWNED BY EACH
 REPORTING PERSON
 1,771,059 (1)
10.  CHECK BOX IF
 THE AGGREGATE AMOUNT IN ROW
 (9) EXCLUDES
CERTAIN SHARES*
11.  PERCENT OF CLASS
REPRESENTED BY AMOUNT
 IN ROW 9 7.1%
12.  TYPE OF
REPORTING PERSON* PN

(1)
Envest Management III,
LLC is the manager of
Envest III, LLC and
exercises voting and
investment
discretion with respect
 to all shares held
 by Envest III, LLC.

(1)
Envest Management III LLC
 is the manager of
 Envest III, LLC and
 exercises voting and
investment

discretion with respect
 to all shares held
 by Envest III LLC.

(1)
Represents 5,625
shares of restricted
common stock
vesting on August
 14, 2016 and 3,000
 shares held by
the Estate of
 Charles Kaufman.
 Mr. David Kaufman serves
 as the executor of such estate.
Envest Management III, LLC
exercises voting and investment
 discretion with respect to all
 shares held by Envest III LLC.
 Mr. Kaufman serves as a
manager of Envest
 Management III, LLC.


1.  NAME OF REPORTING
PERSONS I.R.S.
IDENTIFICATION
 NO. OF ABOVE PERSONS
(ENTITIES ONLY)
Envest Management III, LLC
2.  CHECK THE
 APPROPRIATE BOX IF A
 MEMBER OF A GROUP* (a)  (b)
3.  SEC USE ONLY
4.  CITIZENSHIP
OR PLACE OF
ORGANIZATION Virginia
NUMBER OF  5.
 SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
  6.  SHARED VOTING
 POWER 1,771,059 (1)
7.  SOLE DISPOSITIVE POWER 0
8.  SHARED DISPOSITIVE POWER
 1,771,059 (1)
9.  AGGREGATE
AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING
PERSON 1,771,059 (1)
10.  CHECK BOX IF
THE AGGREGATE
 AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES*
11.  PERCENT OF
CLASS REPRESENTED
BY AMOUNT IN ROW 9 7.1%
12.  TYPE OF
 REPORTING PERSON* PN
1.  NAME OF REPORTING
PERSONS I.R.S.
IDENTIFICATION NO. OF
 ABOVE PERSONS (ENTITIES ONLY)
 David L Kaufman
2.  CHECK THE APPROPRIATE BOX
IF A MEMBER OF A
GROUP* (a)  (b)
3.  SEC USE ONLY
4.  CITIZENSHIP OR
 PLACE OF
ORGANIZATION Delaware
NUMBER OF  5.  SOLE
VOTING POWER 8,625 (1)
SHARES BENEFICIALLY
OWNED BY
 EACH REPORTING
PERSON WITH
 6.  SHARED VOTING
 POWER 0
7.  SOLE DISPOSITIVE
 POWER 8,625 (1)
8.  SHARED DISPOSITIVE
 POWER 0
9.  AGGREGATE AMOUNT
BENEFICIALLY
OWNED BY EACH REPORTING
PERSON 5,625 (1)
10.  CHECK BOX IF THE
 AGGREGATE
 AMOUNT IN ROW (9)
 EXCLUDES CERTAIN SHARES*
11.  PERCENT OF CLASS
REPRESENTED
BY AMOUNT IN ROW
 9 0.03%
12.  TYPE OF
REPORTING PERSON* IN

Item
Name of Issuer:
1(a). EndoChoice
Holdings, Inc. Item
Address of Issuer's
Principal
 Executive Offices:
1(b). 11810 Wills
 Road,
 Alpharetta, Georgia 30009 Item
Name of Person
 Filing:
2(a). Envest III,
 LLC; Envest
 Management III,
LLC; David L.
 Kaufman Item
Address of Principal
Business
Office, or if None,
 Residence:
2(b). Envest III, LLC;
 Envest Management III, LLC;
David L. Kaufman, 2101 Parks
 Avenue, Suite 401,
 Virginia Beach, VA 23451
Item Citizenship:
 2(c).
Envest III, LLC
Virginia
 limited liability
company
Envest
Management III,
 LLC  Virginia
limited
 liability company

David Kaufman
 United States citizen

Item
Title of Class of
Securities:
2(d). Common Stock Item
CUSIP Number:
2(e). 29272U103 If This
Statement is Filed
 Pursuant to
 Rule 13d-1(b), or
 13d-2(b) or
(c), Check Whether
 the Person
Item 3.
Filing is a:
(a)
Broker or dealer
 registered
 under Section 15
of the Exchange Act.

(b)

Bank as defined in
Section 3(a)(6) of the Exchange Act.

(c)
Insurance company
as defined

in Section 3(a)(19) of the Exchange Act.

(d)
 Investment company registered
 under Section 8 of the
 Investment Company Act.

(e)
 An investment adviser in
accordance with Rule
 13d-1(b)(1)(ii)(E);

(f)
An employee benefit plan or
 endowment fund in accordance
 with Rule 13d-1(b)(1)(ii)(F);

(g)
 A parent holding company or
control person in
accordance with Rule
13d-1(b)(1)(ii)(G);

(h)
A savings association as
defined in Section
 3(b) of the Federal
Deposit Insurance Act;

(i)
A church plan that is
excluded from the definition
 of an investment company
under Section
3(c)(14)
of the Investment Company Act;


(j)
	A non-U.S. institution
 in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)
 Group, in accordance
 with Rule 13d-1(b)(1)(ii)(K).


If filing as a non-U.S.
 institution in accordance
with Rule 13d-1(b)(1)(ii)
(J), please specify the
type of institution:
 _________________ Item 4.
 Ownership.
Provide the following
 information regarding the
aggregate number and
percentage of the class of
 securities of the

 issuer identified in Item 1.
(a)
Amount beneficially owned**:


Envest III, LLC  1,771,059
shares
Envest Management
 III, LLC  1,771,059 shares

David L. Kaufman
8,625 shares


(b)
Percent of class**:


Envest III, LLC
7.1%
Envest
 Management III, LLC  7.1%

David L. Kaufman  0.03%

(c)  Number of shares as
to which such person
has**:
(i) Sole power to vote
or to direct the vote:
 David L. Kaufman  8,625 shares
(ii) Shared power to vote or
 to direct the vote:
 Envest III, LLC 1,771,059
shares Envest Management
 III, LLC  1,771,059 shares

(iii)Sole power to dispose
 or to direct the disposition
David L. Kaufman 8,625 shares
of:

(iv)Shared power to vote
 or to direct the vote:
Envest III, LLC  1,771,059
 shares Envest Management III,
LLC  1,771,059 shares
See footnotes on cover pages
 which are incorporated
by reference herein. Item 5.
 Ownership of Five
 Percent or Less of a Class.
If this statement is
being filed to report the fact
that as of the date
hereof the reporting person has
ceased to be the
beneficial owner of more than
 five percent of the class of
 securities check the following .
Item 6. 	Ownership of
More Than Five
 Percent on Behalf of Another
 Person.
If any other person is
 known to have the right
to receive or the power
 to direct the receipt of
dividends from, or the
 proceeds from the sale of,
 such securities, a
 statement to that effect should be
included in response to
this item and, if such interest
relates to more than five
 percent of the class, such person
should be identified.
A listing of the shareholders of an
investment company
registered under the
Investment Company
 Act of 1940 or the
 beneficiaries of
 employee benefit plan,
pension fund or endowment
 fund is not required.
Item 7.
Identification and
Classification of the
Subsidiary Which Acquired
 the Security Being Reported on
 by the Parent Holding
 Company or Control Person.
If a parent holding company
 or Control person has filed
this schedule, pursuant to
Rule 13d-1(b)(1)(ii)(G), so
indicate under Item 3(g) and
 attach an exhibit stating the
identity and the Item 3
classification of the relevant
subsidiary.
 If a parent holding company or
 control person has filed this
schedule pursuant to Rule 13d-1(c)
 or Rule 13d-1(d), attach an
exhibit stating the identification
 of the relevant subsidiary.
Item 8. 	Identification
and Classification of Members of
 the Group.
If a group has filed this
schedule pursuant to ss.240.13d-1
(b)(1)(ii)(J),
so indicate under Item 3(j) and
attach an exhibit stating the
identity and Item 3 classification
 of each member of the group.
 If a group has filed this schedule
 pursuant to ss.240.13d-1(c)
or ss.240.13d-1(d), attach an exhibit
 stating the identity of each member
of the group.
See Exhibit B
Item 9. 	Notice of
 Dissolution of Group.
Notice of dissolution of a group
may be furnished as an exhibit
 stating the date of the dissolution
and that all further filings
 with respect to transactions
in the security reported on will be
 filed, if required, by members
of the group, in their individual
 capacity. See Item 5.
SIGNATURE
After reasonable inquiry and to
the best of my knowledge
 and belief, I certify that the
information set forth in this
statement is true, complete and
 correct. ENVEST III, LLC
By: Envest Management III, LLC,
 Manager
By: /s/ David L. Kaufman David L.
 Kaufman,
 Manager ENVEST MANAGEMENT III,
 LLC By: /s/ David L. Kaufman
 David L. Kaufman,
 Manager DAVID L. KAUFMAN
By: /s/ David L. Kaufman David L.
Kaufman Date: February 12, 2016
Exhibit List Exhibit A.
Joint Filing Agreement.
 Exhibit B. Item 8 Statement.
Joint Filing Agreement
The undersigned agree that
 this Schedule 13G, and all
amendments thereto, relating
 to the Common Stock of
EndoChoice Holdings, Inc.
 shall be filed on behalf of
 the undersigned.
ENVEST III, LLC By: Envest
 Management III, LLC,
 Manager By: /s/ David L.
Kaufman David L. Kaufman,
Manager ENVEST MANAGEMENT
III, LLC By: /s/ David L.
Kaufman David L. Kaufman,
Manager DAVID L. KAUFMAN
By: /s/ David L. Kaufman
David L. Kaufman Date: February 12, 2016
Due to the relationships
 between them, the reporting
persons hereunder
may be deemed to constitute a
 group with one another for
purposes of
Section 13(d) of the
Securities Exchange Act
 of 1934. Neither the filing
of this Schedule 13G nor
any of its contents shall
be deemed to constitute
 an admission that a group
exists for purposes of Schedule 13(d)
of the Exchange Act or for
 any other purpose.